Pacific Life & Annuity Company

700 Newport Center Drive

Newport Beach, CA 92660-6397

June 26, 2020

Sally Samuel

Branch Chief

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:                             Post-Effective Amendment No. 13 for Schwab Retirement Income Individual Flexible Premium Deferred Variable Annuity (File No. 333-178742) funded by Separate Account A (File No. 811-09203) of Pacific Life & Annuity Company; Request for Withdrawal of Post-Effective Amendment

Dear Ms. Samuel,

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life & Annuity Company (“PL&A”) and Separate Account A of PL&A, we hereby request the withdrawal of Post-Effective Amendment No. 13 (“Amendment”) to the above referenced Registration Statement, filed on May 27, 2020.

We request withdrawal of the Amendment since we will not proceed with the product modifications within the time frame indicated in the Amendment. As a result, we respectfully request withdrawal of the Amendment as soon as practicable.

No securities were sold in connection with this Amendment.

Please note that we are filing this application to request a withdrawal of the above referenced Amendment only and are not applying for withdrawals of the entire Registration Statement.

If you have any questions regarding this matter, please contact me at (402) 574-3128.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez
Attorney